Ms. Maryse Mills-Apenteng

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

March 7, 2022

RE: Groundfloor Real Estate 1, LLC Post Qualification Amendment No. 27, further correspondence.

Ms. Mills-Apenteng,

Pursuant to more recent discussions with staff, the issuer proposes to add the following risk factor to Post Qualification Amendment No. 27 and seek qualification of the same. The proposed risk factor follows:

The Company may be required to repurchase LROs that were sold prior to qualification of this post-qualification amendment.

This Post Qualification Amendment was originally filed on October 20, 2021. The Company filed for the sale of $38,584,150 of LROs through this Post Qualification Amendment. A total of $17,211,580 of these LROs have been sold to date.  Shortly after filing this Post Qualification Amendment, the staff of Securities Exchange Commission’s Division of Corporation Finance emailed a letter to the Company, dated October 28, 2021, in which they indicated they did not intend to review the amendment and that qualification could be requested. Due to the Company’s oversight, qualification was not requested.  The Company nonetheless commenced sales of LROs from this PQA shortly after receipt of the above referenced letter from the Commission.  As a result, the original Post Qualification Amendment was not qualified for sale at the time that sales commenced, which is a possible violation of Section 5 of the Securities Act of 1933, as amended.

As a result of this possible, albeit inadvertent, violation of Section 5, the purchasers of the LROs may have a right to rescind their purchase.  The Company does not admit any wrongdoing or liability in connection with this PQA’s LRO sales prior to qualification.  However, the Company may be forced to offer all such purchasers a right of rescission of their purchase. The total exposure to the Company is approximately $17,211,580.

Should you or any other staff have questions, please contact me at 202-758-8041.

Thank you.

Nick Bhargava

Groundfloor Finance Inc.

Member / Manager of Groundfloor Real Estate 1, LLC